SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

ROUSE PROPERTIES, INC.
(Name of Issuer)

Rouse Properties, Inc.	Brookfield Asset Management Inc.
BSREP II Retail Pooling LLC	Brookfield Retail Holdings IV-C Sub II LLC
BSREP II Retail Holdings Corp.	Brookfield Retail Holdings IV-D Sub II LLC
Brookfield Retail Holdings VII LLC	Brookfield Strategic Real Estate Partners II-A L.P.
New Brookfield Retail Holdings R2 LLC	Brookfield Strategic Real Estate Partners II-A (ER) L.P.
Brookfield BPY Retail Holdings II LLC	Brookfield Strategic Real Estate Partners II-B L.P.
Brookfield Retail Holdings III Sub II LLC	Brookfield Strategic Real Estate Partners II-C L.P.
Brookfield Retail Holdings II Sub II LLC	Brookfield Strategic Real Estate Partners II-C (ER) L.P.
Brookfield Retail Holdings IV-A Sub II LLC	Brookfield Strategic Real Estate Partners II BPY Borrower L.P.
Brookfield Retail Holdings IV-B Sub II LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

779287
(CUSIP Number of Class of Securities)

Brian Kingston
Murray Goldfarb
Susan Elman	Brookfield Property Group
Rouse Properties, Inc.	Brookfield Place
1114 Avenue of the Americas, Suite 2800	250 Vesey Street, 14th Floor
New York, NY 10036	New York, NY 10281
(212) 608-5108	(212) 417-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael J. Aiello	Scott M. Freeman
Matthew J. Gilroy,	Andrew Erdmann
Weil, Gotshal & Manges LLP	Sidley Austin LLP
767 Fifth Avenue	787 Seventh Avenue
New York, NY 10153	New York, NY 10019
(212) 310-8000	(212) 839-5300

This statement is filed in connection with (check the appropriate box):

☒                                    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐                                      The filing of a registration statement under the Securities Act of 1933.

☐                                      A tender offer.

☐                                      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$709,322,445.80	$71,428.77

*                                          Set forth the amount on which the filing fee is calculated and state how it was determined.

*                                          Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $71,428.77 was determined by multiplying 0.0001007 by the aggregate transaction consideration of $709,322,445.80. The aggregate transaction consideration was calculated based on the sum of (i) 38,494,016 shares of Common Stock (including restricted Common Stock subject to vesting or forfeiture conditions) outstanding as of March 24, 2016 to be acquired pursuant to the merger multiplied by the aggregate transaction consideration of $18.25 per share and (ii) (A) 2,669,276 shares of Common Stock underlying outstanding options as of March 24, 2016 to be acquired pursuant to the merger with an exercise price of $18.25 or less multiplied by (B) the excess of the transaction consideration of $18.25 per share over the weighted average exercise price per share of $15.70.

☒                                    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $71,428.77
Form or Registration No.: Schedule 14A

Filing Party: Rouse Properties, Inc.
Date Filed: March 29, 2016

Introduction

This Amendment No. 2 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Rouse Properties, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (“Common Stock”) that are subject to the Rule 13E-3 transaction, (ii) Brookfield Asset Management, Inc., an Ontario corporation (“BAM”), (iii) BSREP II Retail Pooling LLC, a Delaware limited liability company (“Parent”), (iv) BSREP II Retail Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Sub” and together with Parent, the “Parent Parties”), and (v) Brookfield Retail Holdings VII LLC, a Delaware limited liability company, (vi) New Brookfield Retail Holdings R2 LLC, a Delaware limited liability company, (vii) Brookfield BPY Retail Holdings II LLC, a Delaware limited liability company, (viii) Brookfield Retail Holdings III Sub II LLC, a Delaware limited liability company, (ix) Brookfield Retail Holdings II Sub II LLC, a Delaware limited liability company, (x) Brookfield Retail Holdings IV-A Sub II LLC, a Delaware limited liability company, (xi) Brookfield Retail Holdings IV-B Sub II LLC, a Delaware limited liability company, (xii) Brookfield Retail Holdings IV-C Sub II LLC, a Delaware limited liability company and (xiii) Brookfield Retail Holdings IV-D Sub II LLC, a Delaware limited liability company (each of the entities listed in (v) through (xiii) an “Exchange Party” and collectively, the “Exchange Parties”) and (xiv) Brookfield Strategic Real Estate Partners II-A L.P., a Delaware limited partnership, (xv) Brookfield Strategic Real Estate Partners II-A (ER) L.P., a Delaware limited partnership, (xvi) Brookfield Strategic Real Estate Partners II-B L.P., a Delaware limited partnership, (xvii) Brookfield Strategic Real Estate Partners II-C L.P., a Delaware limited partnership, (xviii) Brookfield Strategic Real Estate Partners II-C (ER) L.P., a Delaware limited partnership, and (xix) Brookfield Strategic Real Estate Partners II BPY Borrower L.P., a Delaware limited partnership (each of the entities listed in (xiv) through (xix) a “Guarantor” and collectively, “the Guarantors”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.                                 Additional Information

On May 23, 2016, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Agreement and Plan of Merger, dated as of February 25, 2016, by and among Parent, Acquisition Sub, the Company and, solely for the purposes stated therein,  the Guarantors (the “Merger Agreement”), by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon and the holders of a majority of the outstanding shares of Common Stock not beneficially owned by Parent or any of its affiliates (including Brookfield Property Partners L.P. and its affiliates) entitled to vote thereon.

On July 5, 2016, in connection with the Merger (as defined below), the Company and the stockholders of the Company that are affiliated with BAM that in the aggregate held, prior to the Merger, approximately 33.5% of the outstanding shares of Common Stock (the “Exchange Parties”), completed the previously announced exchange whereby the Company exchanged the Common Stock held by the Exchange parties prior to the Merger into shares of Series I Preferred Stock of the Company, par value $0.01 per share, pursuant to the Series I Preferred Stock Exchange Agreement dated February 25, 2016 by and among the Company and the Exchange Parties (the “Exchange Agreement”).

On July 6, 2016, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Acquisition Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent.  At the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock was converted into the right to receive $18.25 in cash, other than (i) the shares held at the Effective Time by the Exchange Parties and their respective affiliates (including BAM, Parent, Acquisition Sub, the Guarantors and Brookfield Property Partners, L.P.), or by the Company and its subsidiaries, and (ii) shares held by stockholders who properly demanded and perfected appraisal rights under Delaware law.  Additionally, each option outstanding immediately prior to the Effective Time became vested in full and was cancelled and converted into the right to receive cash (without interest) in an amount equal to the number of shares of Common Stock subject to such option multiplied by the difference between $18.25 and the per share exercise price of such option.  Also, each share of Common Stock that was subject to vesting or forfeiture conditions that remained outstanding immediately prior to the Effective Time (“Company Restricted Stock”) was cancelled and converted into the right to receive $18.25 in cash per share of Company Restricted Stock, without interest thereon.

As a result of the Merger, the Common Stock ceased to trade on the New York Stock Exchange (the “NYSE”) as of the close of trading on July 5, 2016 and became eligible for delisting from the NYSE and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, on July 6, 2016, the NYSE filed an application on Form 25 with the Securities and Exchange Commission (the “SEC”) to report that the Company is no longer listed on the NYSE.  The Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

Item 16. Exhibits

(a)(2)(i)	Definitive Proxy Statement of Rouse Properties, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)(i)	Complaint filed on April 11, 2016, with respect to The George Leon Family Trust v. Silberfein, Court of Chancery of the State of Delaware, C.A. No. 12194-VCS.*

(a)(5)(ii)	Complaint filed on May 6, 2016 with respect to Schwab v. Silberfein, Court of Chancery of the State of Delaware, C.A. No. 12307-VCS.*

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Preliminary Discussion Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of the Company, dated February 4, 2016**

(c)(3)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated February 24, 2016**

(d)(1)

Agreement and Plan of Merger, dated as of February 25, 2016, by and among the Rouse Properties, Inc., BSREP II Retail Pooling LLC, a Delaware limited liability company, BSREP II Retail Holdings Corp., a Delaware corporation and a wholly owned subsidiary of Parent and, solely for the purposes stated therein, Brookfield Strategic Real Estate Partners II-A L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-A (ER) L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-B L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-C L.P., a Delaware limited partnership, Brookfield Strategic Real Estate Partners II-C (ER) L.P., a Delaware limited partnership, and Brookfield Strategic Real Estate Partners II BPY Borrower L.P., a Delaware limited partnership (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)

Voting Agreement, dated as of February 25, 2016, by and among Rouse Properties, Inc., Brookfield Retail Holdings VII LLC, New Brookfield Retail Holdings R2 LLC, Brookfield BPY Retail Holdings II LLC, Brookfield Retail Holdings III Sub II LLC, Brookfield Retail Holdings II Sub II LLC, Brookfield Retail Holdings IV-A Sub II LLC, Brookfield Retail Holdings IV-B Sub II LLC, Brookfield Retail Holdings IV-C Sub II LLC and Brookfield Retail Holdings IV-D Sub II LLC (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(3)

Series I Preferred Stock Exchange Agreement, dated as of February 25, 2016, by and among Rouse Properties, Inc., Brookfield Retail Holdings VII LLC, New Brookfield Retail Holdings R2 LLC, Brookfield BPY Retail Holdings II LLC, Brookfield Retail Holdings III Sub II LLC, Brookfield Retail Holdings II Sub II LLC, Brookfield Retail Holdings IV-A Sub II LLC, Brookfield Retail Holdings IV-B Sub II LLC, Brookfield Retail Holdings IV-C Sub II LLC and Brookfield Retail Holdings IV-D Sub II LLC (incorporated herein by reference to Annex D of the Proxy Statement).

(f)(i)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex F of the Proxy Statement).

*Previously filed on May 25, 2016.

**Previously filed on March 29, 2016.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 7, 2016

ROUSE PROPERTIES, INC.

	By:	/s/ Susan Elman
Name: Susan Elman
Title: Executive Vice President and General Counsel

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ A J Silber
Name: A J Silber
Title: Vice President

BSREP II RETAIL POOLING LLC.

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BSREP II RETAIL HOLDINGS CORP.

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Boyoon Choi
Name: Boyoon Choi
Title: Vice President

NEW BROOKFIELD RETAIL HOLDINGS R2 LLC

By:	/s/ Gregory McConnie
Name: Gregory McConnie
Title: Deputy Chairman

BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Gregory McConnie
Name: Gregory McConnie
Title: Deputy Chairman

BROOKFIELD RETAIL HOLDINGS III SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Boyoon Choi
Name: Boyoon Choi
Title: Vice President

BROOKFIELD RETAIL HOLDINGS II SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Boyoon Choi
Name: Boyoon Choi
Title: Vice President

BROOKFIELD RETAIL HOLDINGS IV-A SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Boyoon Choi
Name: Boyoon Choi
Title: Vice President

BROOKFIELD RETAIL HOLDINGS IV-B SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Boyoon Choi
Name: Boyoon Choi
Title: Vice President

BROOKFIELD RETAIL HOLDINGS IV-C SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Boyoon Choi
Name: Boyoon Choi
Title: Vice President

BROOKFIELD RETAIL HOLDINGS IV-D SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

By:	/s/ Boyoon Choi
Name: Boyoon Choi
Title: Vice President

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-A L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-A (ER) L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-B L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-C L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-C (ER) L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II BPY BORROWER L.P.

By:	Brookfield Strategic Real Estate Partners II GP L.P.

By:	Brookfield Strategic Real Estate Partners II GP of GP LLC

By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner